UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Digimarc Corporation
Full Name of Registrant

Former Name if Applicable

9405 SW Gemini Drive
Address of Principal Executive Office (Street and Number)

Beaverton, OR 97008
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Digimarc Corporation (the “Company”) was not able to file its Form 10-Q for the quarterly period ended March 31, 2005 by the prescribed due date of May 10, 2005 primarily because of (i) a later than normal start in work on the first quarter reporting process due to the delay in completing the Company’s Form 10-K for the year ended December 31, 2004 and (ii) ongoing work of the Company and its independent registered public accounting firm, KPMG LLP, under Section 404 of the Sarbanes-Oxley Act, including the work related to the Company’ expected filing on May 16, 2005 of the internal control reports required by Section 404 pursuant to an amendment to the Company’s 2004 Form 10-K.

The Company is working diligently to complete its financial statements for the first quarter of 2005.  Although the Company was not able to file its Form 10-Q by the prescribed due date, the Company expects to file its Form 10-Q on May 16, 2005.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bruce Davis	(503)	469-4800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes			☒ No

The Company's Form 10-K for the year ended December 31, 2004 that was filed on April 7, 2005, does not include management's report on its assessment of the effectiveness of internal control over financial reporting and the related auditor attestation report as required by Section 404 of the Sarbanes-Oxley Act.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be significant changes in its results of operations for the first quarter of 2005 compared to the first quarter of 2004.  The Company has presented below certain preliminary financial indicators for the first quarter of 2005.  These indicators are estimates which are being provided subject to the Company’s analysis, and the continuing review by the Company’s independent registered public accounting firm.  The final first quarter results may vary materially from these estimates.  All references to results for the first quarter of 2004 give effect to the Company’s previously announced restatement.

The Company anticipates total revenue for the first quarter ended March 31, 2005 will reflect an increase compared with revenues of $23.7 million (as restated) for the first quarter ended March 31, 2004.  The Company also anticipates a substantial increase in the net loss for the first quarter of 2005 compared with a net loss of approximately $786,000 (as restated), or approximately $(0.04) per basic and diluted share (as restated) for the first quarter of 2004.  The larger net loss was due primarily to increased investments in research and development and marketing, and expenses related to services provided for the restatement, increased audit and accounting fees, increased legal fees, costs of compliance with Section 404 of the Sarbanes-Oxley Act and higher staffing levels.

Securities Safe Harbor

This Notification of Late Filing on Form 12b-25 contains certain “forward-looking statements” within the meaning Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.  These statements, including statements relating to the Company’s anticipated financial results for the first quarter of 2005, are based on management’s current reasonable expectations and are subject to certain assumptions, risks, uncertainties and changes in circumstances.  Actual results may vary materially from those expressed or implied from the statements herein or from historical results, due to, among other things, the receipt of additional information impacting the Company's first quarter results, further analysis of revenues, expenses and other financial results for the first quarter, the actual timing of the filing of the Company’s Form 10-Q for the quarterly period ended March 31, 2005, the actual financial results of the Company for the first quarter of 2005, as well as other factors.   More detailed information about risk factors that may affect actual results is set forth in filings by the Company with the Securities and Exchange Commission, including the Company’s 2004 Form 10-K in Part II, Item 7 thereof (“Management’s Discussion and Analysis of Financial Condition and Results of Operations”) under the captions “Overview”, “Critical Accounting Policies and Estimates”, “Liquidity and Capital Resources”, and “Restatement of Financial Statements”, Part I, Item 1 thereof (“Business”) under the caption “Risk Factors” and Part II, Item 9A thereof (“Controls and Procedures”).  The Company is not obligated to (and expressly disclaims any obligation to) revise or update any forward-looking statements in order to reflect events or circumstances, whether they arise as a result of new information, future events, or otherwise.

Digimarc Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2005	By	/s/ Michael McConnell
Name: Michael McConnell
Title: Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.     This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.     One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.     A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.     Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.     Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).